SCHEDULE 13G

Under the Securities Exchange Act of 1934

ProNAi Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74346L101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346L101

1	NAMES OF REPORTING PERSONS Vivo Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,438,270 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,438,270 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,438,270 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The shares are held of record by Vivo Ventures Fund VII, L.P., and Vivo Ventures VII Affiliates Fund, L.P., and Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.
(2)	Based on 30,058,105 shares of the Common Stock, $0.001 par value per share, outstanding as of November 4, 2015, as reported in the issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed on November 5, 2015.

ITEM 1. (a)	NAME OF ISSUER:

ProNAi Therapeutics, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2150 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8

ITEM 2. (a)	NAME OF PERSON FILING:

Vivo Ventures VII, LLC

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

575 High Street, Suite 201, Palo Alto, CA 94301

(c)	CITIZENSHIP:

Vivo Ventures VII, LLC, is a Delaware limited liability company.

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

74346L101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution:

Not Applicable.

ITEM 4.	OWNERSHIP.

(a)	AMOUNT BENEFICIALLY OWNED:

The shares of common stock are held of record by Vivo Ventures Fund VII, L.P., and Vivo Ventures VII Affiliates Fund, L.P., as follows:

•	Vivo Ventures Fund VII, L.P.: 2,386,262 shares

•	Vivo Ventures VII Affiliates Fund, L.P.: 52,008 shares

Vivo Ventures VII, LLC is the general partner of both Vivo Ventures Fund VII, L.P., and Vivo Ventures VII Affiliates Fund, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. Albert Cha is also a member of the board of directors of the issuer.

(b)	PERCENT OF CLASS:

8.1%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or to direct the vote: 2,438,270

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,438,270

(iv)	Shared power to dispose of or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Ventures VII, LLC

February 12, 2016
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)